Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115

April 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:     Jane Park

    Re:    Athersys, Inc.
        Registration Statement on Form S-3 (Registration No. 333-264724)

Ladies and Gentlemen:

    On behalf of Athersys, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-264724) of the Company be accelerated to 4:00 p.m. Eastern Time on April 13, 2023, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

    Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Athersys, Inc. 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 Phone 216.431.9900 Fax 216.361.9495

                        Very truly yours,

                        ATHERSYS, INC.

    By: /s/ Kasey Rosado
     Name:    Kasey Rosado
     Title:    Interim Chief Financial Officer

cc: Michael J. Solecki, Esq.

Athersys, Inc. 3201 Carnegie Avenue, Cleveland, Ohio 44115-2634 Phone 216.431.9900 Fax 216.361.9495